

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2011

Via E-mail
Mrs. Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc
4321 Jamboree Road
Newport Beach, California 92660

     RE: **Jazz Technologies, Inc.**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed February 22, 2011
                Form 10-Q for the period ended March 31, 2011
                Filed May 20, 2011
                File No. 001-32832

Dear Mrs. Bennett:

     We have reviewed your response letter dated August 24, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Revenue Recognition, page 31

1. We recognize your response to Comment 3 wherein you indicate that you may revise your disclosure to clarify your specific situation. However, we do not believe you responded fully to our comment and it remains unclear to us why

"revenue from contracts with multiple elements are recognized as each element is earned based on the *relative selling price of each element.*" Also, it appears from your disclosure on page 31 that you have not adopted ASU 2009-13 in the consolidated financial statements presented in your Form 10-K. Please explain how your abovementioned policy of recognizing revenue based on the relative "selling price" of each element complies with FASB ASC 605-25 prior to it being amended by ASU 2009-13.

Note 6 Convertible Notes

Notes Issued in 2010, page 39

2. We note from your response that the loss reported of $2.4 million was the excess amount of the sum of (i) the fair value of warrants issued and (ii) the fair value of the New Notes, over the carrying value of the Old Notes exchanged. Please explain to us how you applied paragraphs 40-19 through 40-22 of ASC 470-20 in calculating the loss on debt extinguishment.

Exhibits

3. We note your response to prior comment 7. Please provide additional support for your conclusion that you are a voluntary filer for all Exchange Act reports commencing in fiscal 2011. In this regard, please refer to Question 153.01 of our Exchange Act Sections Compliance & Disclosure Interpretations and tell us when you deregistered the unsold shares on your effective Form S-3 and S-8 registration statements prior to filing the Form 10-K for the fiscal year ended December 31, 2010.

Please contact Dennis Hult at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements. Please contact Joe McCann at (202) 551-6262 or Geoffrey Kruczek at (202) 551-3641 if you have questions on any other comments.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief